Exhibit 99.1

FOR IMMEDIATE RELEASE

Results for the quarter ended December 31, 2015 under IFRS

Gross Revenues grew 7% YoY

Bangalore, India and East Brunswick, New Jersey, USA – January 18, 2016 — Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) today announced financial results under International Financial Reporting Standards (IFRS) for its third quarter ended December 31, 2015.

Highlights of the Results:

•	Wipro Limited Gross Revenues were 128.6 billion ($1.9 billion1), an increase of 7% YoY.

•	IT Services Segment Non-GAAP constant currency Revenue in dollar terms grew 1.4% sequentially and grew 6.3% YoY. IT Services Segment Revenue was $1,838.3 million, a sequential increase of 0.3%.

•	IT Services Segment Revenue was 123.1 billion ($1,861 million1), an increase of 9% YoY.

•	Net Income[2] was 22.3 billion ($338 million1), an increase of 2% YoY.

•	IT Services Segment Profit[3] was 24.8 billion ($375 million1).

•	IT Services Segment Margins was 20.2%.

•	Headcount increased by 2,268 to 170,664.

•	Wipro declared an interim dividend of 5 ($0.08) per share /ADS.

Performance for the quarter ended December 31, 2015

T K Kurien, Member of the Board & Chief Executive Officer of Wipro, said – “We delivered Revenues in line with our guidance. We saw a pick-up in large deal closures led by Global Infrastructure Services. It is becoming increasingly clear that customers want to simplify operations and optimize their IT spend while investing in Digital to transform their business. We are well-positioned to take advantage of this trend.”

Abidali Z. Neemuchwala, Chief Executive Officer-Designate of Wipro, said –  “We are focused on driving market share growth in our core businesses through integrated domain and technology services, while investing for the future in building differentiated Digital capabilities. We will leverage our strong culture of innovation and extremely talented employee pool to build compelling value propositions for our customers.”

Jatin Dalal, Chief Financial Officer of Wipro, said – “During the quarter, we have built competitive differentiation through the acquisition of two high-potential companies – cellent and Viteos. The impact on revenues from the Chennai floods were minimized significantly by strong execution of our robust Business Continuity Plans (BCP). The additional expenses incurred in deploying BCP impacted operating margins for the quarter.”

1.	For the convenience of the reader, the amounts in Indian Rupees in this release have been translated into United States Dollars at the noon buying rate in New York City on December 31, 2015, for cable transfers in Indian rupees, as certified by the Federal Reserve Board of New York, which was US $1= 66.19. However, the realized exchange rate in our IT Services business segment for the quarter ended December 31, 2015 was US$1= 66.99
2.	Refers to ‘Profit for the period attributable to equity holders of the company’
3.	Refers to Segment Results

Outlook for the Quarter ending March 31, 2016

We expect Revenues from our IT Services business to be in the range of $ 1,875 million to $1,912 million*.

*	Guidance is based on the following exchange rates: GBP/USD at 1.50, Euro/USD at 1.07, AUD/USD at 0.72, USD/INR at 66.13 and USD/CAD at 1.37

IT Services

The IT Services segment had a headcount of 170,664 as of December 31, 2015. We added 39 new customers during the quarter.

Effective January 1, 2016, Wipro completed the transaction announced on December 2, 2015 to acquire cellent AG, a leading IT consulting and software services company in the DACH region of Germany, Austria and Switzerland.

On December 23, 2015, Wipro announced that it has signed a definitive agreement to acquire Viteos Group, a BPaaS provider for the Alternative Investment Management Industry.

Wipro sustained its momentum in winning Large Deals globally as described below:

Wipro has entered into a multi-year global infrastructure support engagement with one of the largest medical devices companies in the world. Wipro will standardize and simplify the customer’s IT infrastructure across multiple service lines and in over 90 countries.

A leading global nutrition, health and wellness company has selected Wipro to enable the migration of a significant portion of its global IT applications estate to a hybrid cloud. As part of the engagement, Wipro will provide IaaS (Infrastructure as a Service), PaaS (Platform as a Service), an integrated hardware-software-services stack, and billing-metering-chargeback in a completely outcome-based model.

A large global retailer has selected Wipro as its quality engineering partner. Wipro will help develop a new operating and financial model that will allow the customer to accurately forecast its quality engineering spends and optimize costs, while driving continuous improvements in the quality and time-to-market of its offerings.

Wipro has won a large contract from a European general insurance multinational for provisioning and managing the company’s infrastructure.

A leading security solutions manufacturer, headquartered in the Nordic region, has selected Wipro to transform its IT infrastructure. As part of the five-year agreement, Wipro will leverage its Boundaryless Datacenter offering and will consolidate the customer’s existing data centers and implement a cloud-based-services model, including IaaS (Infrastructure as a Service) and PaaS (Platform as a Service).

An Australia-headquartered manufacturing sector customer has awarded a five-year strategic, IT-as-a-service contract to Wipro. Wipro will have the end-to-end responsibility of running the customer’s IT operations and enabling the transformation of the existing IT estate to a next-generation digital-ready landscape. The new consumption-based model will enable the customer to be more agile, reliable and competitive while launching new products and services.

Digital highlights

Our Digital capability combining design, engineering and analytics is seeing traction in the marketplace. Unique capabilities of Designit combined with Wipro’s technological prowess is driving synergistic deal wins.

Wipro has been selected to help a global bank establish and operate its new digital platform, across 50 markets. With global scale and a blend of strategy, design and engineering capabilities, Wipro’s agile teams will help support consistent customer experience, underpinned by continuous delivery across this new digital platform. Wipro will reinvent the onboarding process for customers, help improve sales conversion rates and reduce operational costs.

Wipro has won a multi-year deal from a large bank to enable omni-channel self-service by digitizing service processes and leveraging new age digital technologies. This will help the bank provide superior customer experience while reducing costs, in the form of lower call volumes.

Wipro will be augmenting the in-house team of a market leader in the automotive space, with telematics domain skills and advanced engineering expertise for their telematics program.

Designit has been selected by a leading South American bank to work on designing an entirely new banking concept and experience, targeted to create the next-generation banking experience for customers who are usually not attracted to traditional banking offerings anymore.

For a major German telecommunications brand, Designit has been assigned to create future smart Product-Service-Experiences using artificial intelligence and similar emerging technologies.

For a leading European energy provider, Designit has been selected to design an innovation process to better facilitate the company’s investments into technology start-ups and to effectively drive the integration of acquired start-ups into the client’s own organizational portfolio.

Cloud highlights

Our Cloud applications business is seeing a good traction in the market. In the quarter ending December 31, 2015 we engaged with several clients to design and deploy their enterprise processes leveraging industry leading SaaS products. A few marquee engagements include Cloud CRM processes rationalization for a UK-based gas and utility major, simplification of lead & opportunity management processes for a leading US based equipment rental company, modernization of a B2B order management system for a leading chemicals supplier company, design and deployment of recruitment processes for a business process outsourcing enterprise, implementation of performance and goal management processes for an American satellite service provider and transforming the source-to-pay process for an global pharmaceutical and consumer packaged goods major.

Wipro has also partnered with Apttus, the category-defining Quote-to-Cash cloud solution provider, to deliver best-in-class Contract Lifecycle Management (CLM), Configure-Price-Quote (CPQ) & Revenue Management solutions to clients across industries.

Awards and accolades

Wipro continued to lead the ‘Global Engineering and R&D Service Providers (GSPR) Rating 2015’ by Zinnov Management Consulting for the sixth consecutive year. The Zinnov study evaluated more than 75 R&D service providers across the world in 15 major industry segments across key parameters like product development capabilities & innovation, client relationships, human capital, financials, ecosystem linkages, infrastructure, and business sustainability.

Wipro has been positioned as a “Leader” by Forrester Research Inc, in its report ‘The Forrester Wave™: Global Workplace Services, Q4 2015’. The report cites Wipro’s relative strength in infrastructure services delivery, well-balanced staff distribution across EMEA, North America and Asia Pacific, highest overall customer reference scores of any supplier evaluated in the analysis, strong customer value proposition, and compelling vision for workplace services.

Wipro has been positioned as a “Leader” by in the IDC MarketScape: Worldwide Life Science Manufacturing and Supply Chain 2015 vendor assessment for services in all the 3 service categories of strategic consulting, ITO and BPO.

Wipro has been recognised as a “Leader” by leading global analyst firm Everest Group, in the Healthcare Payer Digital IT Services PEAK Matrix Assessment 2015. This reaffirms our growing capabilities in the Healthcare Digital space.

Wipro has also been featured as a “Star Performer” in the Everest Group Healthcare Provider IT Services PEAK Matrix Assessment 2015. This reflects Wipro’s large scale and deeper client relationships, technology capability and investments in tools, platforms, and a global delivery presence in the Healthcare Provider space.

Wipro has been recognised as a “Leader” in the Gartner Magic Quadrant for Application Testing Services, Worldwide for the second consecutive year.

Wipro has been positioned in the ‘Winner’s Circle’ of HfS Blueprint Report on Trust-as-a-Service 2015. The report covers the market view of Digital Trust and Security Framework, the Digital Trust Maturity Scale, and the As-a-Service Economy.

Wipro has won 8 awards at the seventh Annual Golden Bridge Business and Innovation Awards Ceremony including the Grand Trophy Award for being the overall winner with maximum impact. Wipro was recognized for its innovations in API Management and Solutions, Information Technology (Software), Mobile Innovative Products or Services, Business Process Management and Application Development.

IT Products

•	Our IT Products Segment delivered Revenue of 6.5 billion ($98 million1) for the quarter ended December 31, 2015

Please refer to the table on page 7 for reconciliation between IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.

About Non-GAAP financial measures

This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The table on page 7 provides IT Services Revenue on a constant currency basis, which is a non-GAAP financial measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance.

This non-GAAP financial measure is not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS, and may be different from non-GAAP measures used by other companies. In addition to this non-GAAP measure, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

Results for the quarter ended December 31, 2015, prepared under IFRS, along with individual business segment reports, are available in the Investors section of our website www.wipro.com.

Quarterly Conference Call

We will hold an earnings conference call today at 11:00 a.m. Indian Standard Time (12:30 a.m. US Eastern Time) to discuss our performance for the quarter. An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com.

About Wipro Limited (NYSE: WIT)

Wipro Ltd. (NYSE:WIT) is a leading information technology, consulting and business process services company that delivers solutions to enable its clients do business better. Wipro delivers winning business outcomes through its deep industry experience and a 360 degree view of “Business through Technology.” By combining digital strategy, customer centric design, advanced analytics and product engineering approach, Wipro helps its clients create successful and adaptive businesses. A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, Wipro has a dedicated workforce of over 160,000, serving clients in 175+ cities across 6 continents.

For more information, please visit www.wipro.com

Contact for Investor Relations		Contact for Media & Press
Pavan N Rao	Abhishek Kumar Jain	Vipin Nair
Phone: +91-80-4672 6143	Phone: +1 978 826 4700	Phone: +91-98450 14036
pavan.rao@wipro.com	abhishekkumar.jain@wipro.com	vipin.nair1@wipro.com

Forward-looking statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

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(Tables to follow)

Wipro limited and subsidiaries

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(Rupees in millions, except share and per share data, unless otherwise stated)

	As of March 31,	As of December 31,
	2015	2015	2015
			Convenience translation into US dollar in millions (unaudited) - Refer footnote 1 on Page 1
ASSETS
Goodwill	68,078	75,361	1,139
Intangible assets	7,931	8,274	125
Property, plant and equipment	54,206	57,360	867
Derivative assets	736	237	4
Available for sale investments	3,867	4,391	66
Non-current tax assets	11,409	11,551	175
Deferred tax assets	2,945	3,850	58
Other non-current assets	14,369	13,718	207

Total non-current assets	163,541	174,742	2,641

Inventories	4,849	6,095	92
Trade receivables	91,531	99,959	1,510
Other current assets	73,359	97,751	1,477
Unbilled revenues	42,338	45,662	690
Available for sale investments	53,908	151,651	2,291
Current tax assets	6,490	8,371	126
Derivative assets	5,077	3,486	53
Cash and cash equivalents	158,940	89,973	1,359

Total current assets	436,492	502,948	7,598

TOTAL ASSETS	600,033	677,690	10,239

EQUITY
Share capital	4,937	4,941	75
Share premium	14,031	14,532	220
Retained earnings	372,248	418,176	6,318
Share based payment reserve	1,312	1,950	29
Other components of equity	15,454	16,968	256

Equity attributable to the equity holders of the Company	407,982	456,567	6,898
Non-controlling interest	1,646	2,035	31

Total equity	409,628	458,602	6,929

LIABILITIES
Long - term loans and borrowings	12,707	16,427	248
Deferred tax liabilities	3,240	3,379	51
Derivative liabilities	71	50	1
Non-current tax liabilities	6,695	7,397	112
Other non-current liabilities	3,658	7,296	110
Provisions	5	15	—

Total non-current liabilities	26,376	34,564	522

Loans and borrowings and bank overdrafts	66,206	81,501	1,231
Trade payables and accrued expenses	58,745	61,918	935
Unearned revenues	16,549	19,122	289
Current tax liabilities	8,036	7,209	109
Derivative liabilities	753	908	14
Other current liabilities	12,223	12,622	191
Provisions	1,517	1,244	19

Total current liabilities	164,029	184,524	2,788

TOTAL LIABILITIES	190,405	219,088	3,310

TOTAL EQUITY AND LIABILITIES	600,033	677,690	10,239

Wipro limited and subsidiaries

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME

(Rupees in millions, except share and per share data, unless otherwise stated)

	Three Months ended December 31,			Nine months ended December 31,
	2014	2015	2015	2014	2015	2015
			Convenience translation into US dollar in millions (unaudited)- Refer footnote 1 on Page 1			Convenience translation into US dollar in millions (unaudited) - Refer footnote 1 on Page 1
Gross revenues	119,929	128,605	1,943	348,125	376,116	5,682
Cost of revenues	(82,867)	(90,270)	(1,364)	(238,675)	(260,881)	(3,941)
Gross profit	37,062	38,335	579	109,450	115,235	1,741
Selling and marketing expenses	(7,524)	(8,362)	(126)	(22,709)	(25,114)	(379)
General and administrative expenses	(6,426)	(7,010)	(106)	(19,217)	(20,710)	(313)
Foreign exchange gains/(losses), net	922	911	14	3,343	2,774	42
Results from operating activities	24,034	23,874	361	70,867	72,185	1,091
Finance expenses	(810)	(1,423)	(21)	(2,687)	(4,298)	(65)
Finance and other income	5,035	6,227	94	14,383	17,663	267
Profit before tax	28,259	28,678	434	82,563	85,550	1,293
Income tax expense	(6,228)	(6,248)	(95)	(18,369)	(18,679)	(282)

Profit for the period	22,031	22,430	339	64,194	66,871	1,011

Attributable to:
Equity holders of the company	21,928	22,341	338	63,808	66,572	1,006
Non-controlling interest	103	89	1	386	299	5

Profit for the period	22,031	22,430	339	64,194	66,871	1,011

Earnings per equity share:
Attributable to equity share holders of the company
Basic	8.92	9.09	0.14	25.97	27.10	0.41
Diluted	8.88	9.07	0.14	25.85	27.05	0.41
Weighted average number of equity shares used in computing earnings per equity share
Basic	2,457,766,859	2,457,022,905	2,457,022,905	2,457,491,867	2,456,551,992	2,456,551,992
Diluted	2,469,323,243	2,462,220,926	2,462,220,926	2,468,262,835	2,461,282,411	2,461,282,411
Additional Information
Segment Revenue
IT Services Business Units
BFSI	29,177	32,322	489	85,653	95,595	1,444
HLS	13,247	14,719	222	36,713	41,453	626
RCTG	16,005	19,158	289	45,951	54,650	826
ENU	18,637	17,708	268	53,792	52,949	800
MFG	20,718	22,683	343	59,721	66,769	1,009
GMT	15,661	16,557	250	45,933	47,932	724

IT SERVICES TOTAL	113,445	123,147	1,861	327,763	359,348	5,429
IT PRODUCTS	7,740	6,503	98	24,552	20,119	304
RECONCILING ITEMS	(334)	(134)	(2)	(847)	(577)	(9)

TOTAL	120,851	129,516	1,957	351,468	378,890	5,724

Segment Result
IT Services Business Units
BFSI	7,035	7,199	109	19,904	21,147	320
HLS	2,981	3,188	48	7,534	8,991	136
RCTG	3,255	3,809	57	9,648	10,211	154
ENU	4,262	3,436	52	13,483	10,745	162
MFG	4,228	4,142	63	12,630	13,270	201
GMT	3,438	3,093	47	10,696	8,928	135
OTHERS	—	—	—	583	—	—
UNALLOCATED	(458)	(47)	(1)	(1,606)	759	11

TOTAL IT SERVICES	24,741	24,820	375	72,872	74,051	1,119
IT PRODUCTS	89	(505)	(7)	316	(574)	(9)
RECONCILING ITEMS	(796)	(441)	(7)	(2,321)	(1,292)	(19)

TOTAL	24,034	23,874	361	70,867	72,185	1,091

FINANCE EXPENSE	(810)	(1,423)	(22)	(2,687)	(4,298)	(65)
FINANCE AND OTHER INCOME	5,035	6,227	94	14,383	17,663	267

PROFIT BEFORE TAX	28,259	28,678	433	82,563	85,550	1,293
INCOME TAX EXPENSE	(6,228)	(6,248)	(94)	(18,369)	(18,679)	(282)

PROFIT FOR THE PERIOD	22,031	22,430	339	64,194	66,871	1,011

Segment result represents operating profits of the segments and dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other income” in the statement of Income.

The Company is organized by the following operating segments; IT Services and IT Products.

The IT Services segment primarily consists of IT Service offerings to our customers organized by industry verticals as follows: Banking, Financial Services and Insurance (BFSI), Healthcare and Life Sciences (HLS), Retail, Consumer, Transport and Government (RCTG), Energy, Natural Resources and Utilities (ENU), Manufacturing (MFG), Global Media and Telecom (GMT). Starting with quarter ended September 30, 2014, it also includes Others which comprises dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other income” in the statement of Income. Key service offering to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.

In the IT Products segment, the Company is a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware products, software licenses and other related deliverables.

Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($MN)

Three Months ended December 31, 2015		Three Months ended December 31, 2015
IT Services Revenue as per IFRS	$1,838.3	IT Services Revenue as per IFRS	$1,838.3
Effect of Foreign currency exchange movement	$19.8	Effect of Foreign currency exchange movement	$69.9

Non-GAAP Constant Currency IT Services		Non-GAAP Constant Currency IT Services
Revenue based on exchange rates of previous quarter	$1,858.1	Revenue based on exchange rates of comparable quarter in the previous year	$1,908.2